Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Reports Third Quarter 2020 Financial Results and Business Highlights

- Following a recent FDA meeting, the Phase 2b SOOTHE trial in refractory chronic cough patients remains on track to initiate in Q4 2020 -

- The Phase 2 BLUEPRINT trial in chronic pruritus associated with atopic dermatitis remains on track to initiate in Q4 2020 -

- Recently completed $40M offering of shares provides extended cash runway to end of 2022 -

LAVAL, Quebec—Nov. 12, 2020— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today reported its financial and operating results for the third quarter ended September 30, 2020.

“We are pleased with the progress we have made over the last few months, completing key steps required to advance our development plans for BLU-5937,” said Roberto Bellini, President and Chief Executive Officer of BELLUS Health. “Back in September, we announced the trial design of our Phase 2b SOOTHE trial for the treatment of refractory chronic cough, refining our clinical strategy for BLU-5937 based on learnings from the Phase 2 RELIEF trial. Following a meeting with the FDA this month, we remain on track to initiate the SOOTHE trial in the fourth quarter of 2020. In addition, we continue to believe that BLU-5937’s mechanism may have broad applicability as a potential treatment for many additional hypersensitization-related conditions, and are looking forward to initiating the Phase 2 BLUEPRINT trial in patients with chronic pruritus associated with atopic dermatitis also in the fourth quarter of 2020.”

Mr. Bellini added, “Following our recent offering of our common shares in October, we believe that BELLUS Health is well-positioned financially to deliver on our important upcoming milestones.”

PROGRAM AND CORPORATE HIGHLIGHTS

Completed a US$40.3 million offering.

•	In October 2020, BELLUS Health completed an offering of its common shares, resulting in gross proceeds to the Company of US$40.3 million.
•
The Company’s cash, cash equivalent and short-term investments as of September 30, 2020, together with the net proceeds of the October offering (after deducting underwriting discounts and commissions and estimated offering expenses), amounted to US$107 million.

Expects to initiate the Phase 2b SOOTHE clinical trial of BLU-5937 enriched for higher cough count patients in the fourth quarter of 2020.

•
Following a Type C meeting with the U.S. Food and Drug Administration ("FDA") on November 6th, the Company is proceeding with its planned Phase 2b SOOTHE trial in patients with refractory chronic cough (“RCC”). The trial design was announced in September 2020.

•	Topline results from the SOOTHE trial are expected in the second half of 2021.

Announced topline results from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with RCC in July 2020.

On track to initiate the Phase 2 BLUEPRINT clinical trial of BLU-5937 in patients with chronic pruritus associated with atopic dermatitis (“AD”) in the fourth quarter of 2020.

•	Topline results from BLUEPRINT, a Phase 2 proof-of-concept clinical trial evaluating the efficacy and safety of BLU-5937 in chronic pruritus associated with AD, are expected in 2021.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FINANCIAL RESULTS

Cash Position: As of September 30, 2020, the Company had available cash, cash equivalents and short-term investments totaling US$70.0 million, compared to US$90.0 million at December 31, 2019. The Company’s cash position as of September 30, 2020, together with the net proceeds of the October offering (after deducting underwriting discounts and commissions and estimated offering expenses), amounted to US$107 million.

Net Loss: For the third quarter ended September 30, 2020, net loss amounted to US$5.7 million (US$0.09 per share), compared to US$6.5 million (US$0.14 per share) for the same period in 2019.

Research and Development Expenses: Research and development expenses, net of research tax credits, amounted to US$5.8 million for the third quarter ended September 30, 2020, compared to US$5.6 million for the same period in 2019. The Company expects these expenses to continue to increase in subsequent quarters as it pursues the development of BLU-5937, for which it plans to initiate in the fourth quarter of 2020 two clinical trials, SOOTHE, a Phase 2b trial in RCC, and BLUEPRINT, a Phase 2 trial in chronic pruritus associated with AD.

General and Administrative Expenses: General and administrative expenses amounted to US$0.5 million for the third quarter ended September 30, 2020, compared to US$1.7 million for the same period in 2019. The decrease is mainly due to a stock-based compensation net recovery related to the Company’s liability classified deferred share unit plan due to BELLUS Health’s stock price decrease in July 2020.

Net Finance Income: Net finance income amounted to US$0.5 million for the third quarter ended September 30, 2020, compared to US$0.7 million for the same period in 2019. The decrease is mainly attributable to a lower foreign exchange gain that arose from the translation of the Company’s net monetary assets denominated in Canadian dollars during the quarter.

The Company’s full unaudited condensed consolidated interim financial statements and accompanying management’s discussion and analysis for the three and nine-month periods ended September 30, 2020 will be available shortly on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About BLU-5937

BLU-5937, a highly selective P2X3 antagonist - (>1500 fold) - is in development for chronic cough, chronic pruritus and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway, which is implicated in chronic cough, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 antagonists. The Company believes that its highly selective P2X3 antagonist has the potential to reduce coughing in patients with chronic cough while limiting impact on taste function.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, enabling the Company to consider developing a pipeline of therapies using its P2X3 platform. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many dermatologic disorders, including AD. It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the design and timing of its Phase 2b clinical trial of BLU-5937 in refractory chronic cough and its Phase 2 clinical trial of BLU-5937 in chronic pruritus associated with AD, including the timing and outcome of interactions with regulatory agencies, the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, the commercial potential of BLU-5937, including with respect to patient population, pricing and labeling, BELLUS Health’s financial position, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the benefits and impact on label of its enrichment strategy, estimates and projections regarding the size and opportunity of the addressable refractory chronic cough market for BLU-5937, the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights , achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health’s product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

SUMMARY OF FINANCIAL RESULTS

	Three months ended September 30, 2020		Three months ended September 30, 2019
	(in thousands of dollars, except per share data)
Revenues	US$	3	US$	7
Research and development expenses, net		(5,796)		(5,600)
General and administrative expenses		(456)		(1,666)
Net finance income		540		739
Net loss for the period	US$	(5,709)	US$	(6,520)
Basic and diluted loss per share	US$	(0.09)	US$	(0.14)

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Source: BELLUS Health Inc.